                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO.   )*

                       NEXTGEN COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   65335N 10 8
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                                 (CUSIP Number)

                                Frank J. Fradella
                     c/o Nextgen Communications Corporation
                                11850 Jones Road
                              Houston, Texas 77070
                                 (281) 970-9859
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2001
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------
CUSIP NO. 65335N 10 8                  13D
---------------------

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       1          NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Barbara Feldman
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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       3          SEC USE ONLY

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       4          SOURCE OF FUNDS*
                  OO
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       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
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       6          CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A
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 NUMBER OF                    7       SOLE VOTING POWER
                                      1,100,000
   SHARES                     --------------------------------------------------
                              8       SHARED VOTING POWER
BENEFICIALLY                          0
                              --------------------------------------------------
  OWNED BY                    9       SOLE DISPOSITIVE POWER
                                      1,100,000
    EACH                      --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
 REPORTING                            0

PERSON WITH
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      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,100,000
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      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            [ ]
--------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       10.0%
--------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------



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ITEM 1. SECURITY AND ISSUER

         The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Nextgen Communications Corporation (formerly U S Industrial Services, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is being filed by Barbara Feldman, an individual ("Ms. Feldman");

(b) The address of Ms. Feldman is 2081 Magnolia Lane, Highland Park, Illinois 60035;

(c) Ms. Feldman is retired;

(d) Ms. Feldman has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Ms. Feldman has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Ms. Feldman is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 30, 2001, Ms. Feldman acquired 1,100,000 shares of Common Stock (the "Shares"), from her husband Leonard Feldman, a resident of the State of Illinois ("Mr. Feldman"), as a gift.

ITEM 4. PURPOSE OF TRANSACTION

         On December 30, 2001, Mr. Feldman transferred the Shares to Ms. Feldman as a gift. The purpose of the transfer of the Shares to Ms. Feldman was for estate planning purposes.

         Ms. Feldman has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item. Any decision by Ms. Feldman in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES

(a) As of the date hereof, Ms. Feldman beneficially owns 1,100,000 shares of the Company's Common Stock. The 1,100,000 shares owned by Ms. Feldman represent 10.0% of 10,971,878 shares of Common Stock that the Company had outstanding as of November 13, 2001, as reported in its Form 10-QSB for the quarter ended September 30, 2001;

(b) Number of shares as to which Ms. Feldman has:

                  sole power to vote or direct the vote:                   1,100,000
                  shared power to vote or direct the vote:                         0
                  sole power to dispose or direct the disposition:         1,100,000
                  shared power to dispose or direct the disposition:               0

(c) Other than the transactions set forth herein, Ms. Feldman has not engaged in any transactions in the Common Stock within the past 60 days;



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(d) Not applicable;

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Ms. Feldman has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



         Date: February 25, 2002                 /s/ Barbara Feldman
                                                 -------------------------------
                                                 Barbara Feldman



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